Exhibit 99.1

CyberArk Announces Strong First Quarter 2019 Results
Total revenue of $95.9 million increases 34% year-over-year
License revenue of $51.3 million increases 33% year-over-year
GAAP operating income of $13.6 million and non-GAAP operating income of $25.5 million
Record net cash provided by operating activities of $45.9 million increases 39% year-over-year

Newton, Mass. and Petach Tikva, Israel – May 14, 2019 – CyberArk, (NASDAQ: CYBR), the global leader in privileged access security, today announced strong financial results for the first quarter ended March 31, 2019.

“We were pleased to deliver results ahead of all guided metrics as well as record cash flow from operations,” said Udi Mokady, CyberArk Chairman and CEO.  “Our results demonstrate that Privileged Access Security is the foundation of comprehensive cybersecurity programs. As the leader in the market, organizations of all sizes and industries are turning to CyberArk as a trusted advisor to secure digital transformation and cloud migration strategies.  As we look at the remainder of 2019 and beyond, we are committed to delivering sustainable growth, strong profitability and continual innovation to secure privileged access across on-premises, hybrid and cloud environments.”

Financial Highlights for the First Quarter Ended March 31, 2019

Revenue:

•	Total revenue was $95.9 million, up 34% compared with the first quarter of 2018.
•	License revenue was $51.3 million, up 33% compared with the first quarter of 2018.
•	Maintenance and professional services revenue was $44.7 million, up 34% compared with the first quarter of 2018.

Operating Income:

•	GAAP operating income was $13.6 million, compared to $4.0 million in the first quarter of 2018. Non-GAAP operating income was $25.5 million, compared to $12.6 million in the first quarter of 2018.

Net Income:

•
GAAP net income was $13.7 million, or $0.36 per diluted share, compared to GAAP net income of $6.4 million, or $0.18 per diluted share, in the first quarter of 2018.   Non-GAAP net income was $21.5 million, or $0.56 per diluted share, compared to $11.8 million, or $0.32 per diluted share, in the first quarter of 2018.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross margin, operating income and net income for the three months ended March 31, 2019 and 2018. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Net Cash Provided by Operating Activities:

•
As of March 31, 2019, CyberArk had $509.7 million in cash, cash equivalents, marketable securities and short-term deposits. This compares with $344.2 million in cash, cash equivalents, marketable securities and short-term deposits as of March 31, 2018 and $451.2 million as of December 31, 2018.

•	As of March 31, 2019, total deferred revenue was $171.1 million, a 43% increase from $119.5 million at March 31, 2018.
•	During the first quarter of 2019, the Company generated $45.9 million in net cash provided by operating activities, a 39% increase compared to $33.1 million in the first quarter of 2018.

Business Outlook

Based on information available as of May 14, 2019, CyberArk is issuing guidance as indicated below:

Second Quarter 2019:

•	Total revenue between $96.0 million and $98.0 million, representing 24% to 26% year-over-year growth.
•	Non-GAAP operating income between $22.0 million and $23.5 million.
•	Non-GAAP net income per share between of $0.45 and $0.48 per diluted share.
o	Assumes 39.1 million weighted average diluted shares.

Full Year 2019:

•	Total revenue between $415.0 million and $419.0 million, representing 21% to 22% year-over-year growth.
•	Non-GAAP operating income between $100.5 million and $103.5 million.
•	Non-GAAP net income per share between $2.10 and $2.16 per diluted share.
o	Assumes 38.9 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call today, Tuesday, May 14, 2019 at 8:30 a.m. Eastern Time (ET) to discuss the company’s first quarter financial results and its business outlook. To access this call, dial +1 877-823-7693 (U.S.) or +1 647-689-4543 (international).  The conference ID is 5885529. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 800-585-8367 (U.S.) or +1 416-621-4642 (international). The replay pass code is 5885529. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in privileged access security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The company is trusted by the world’s leading organizations, including more than 50 percent of the Fortune 500, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2019 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating income or net income or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as gross profit excluding share-based compensation expense and amortization of intangible assets related to acquisitions.

•	Non-GAAP operating income is calculated as operating income excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as net income excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions and the tax effect of the non-GAAP adjustments.

The Company believes that providing non-GAAP financial measures that exclude share-based compensation, acquisition related expenses, amortization of intangible assets related to acquisitions and the tax effect of the non-GAAP adjustments allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense.  The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions and the tax effect of the non-GAAP adjustments do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; potential near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of IT security vendors; the Company’s ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:
Erica Smith
CyberArk
Phone:  +1 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended
	March 31,
	2018	2019

Revenues:
License	$38,494	$51,284
Maintenance and professional services	33,289	44,651

Total revenues	71,783	95,935

Cost of revenues:
License	2,397	2,588
Maintenance and professional services	8,891	10,979

Total cost of revenues	11,288	13,567

Gross profit	60,495	82,368

Operating expenses:
Research and development	12,984	16,331
Sales and marketing	34,582	41,505
General and administrative	8,899	10,905

Total operating expenses	56,465	68,741

Operating income	4,030	13,627

Financial income, net	1,841	1,421

Income before taxes on income	5,871	15,048

Tax benefit (taxes on income)	550	(1,371)

Net income	$6,421	$13,677

Basic net income per ordinary share	$0.18	$0.37
Diluted net income per ordinary share	$0.18	$0.36

Shares used in computing net income per ordinary shares, basic	35,454,102	37,046,472
Shares used in computing net income per ordinary shares, diluted	36,464,230	38,440,461

 Share-based Compensation Expense:

	Three Months Ended
	March 31,
	2018	2019

Cost of revenues	$655	$957
Research and development	1,504	2,307
Sales and marketing	2,417	3,685
General and administrative	2,347	3,303

Total share-based compensation expense	$6,923	$10,252

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands (Unaudited)

	December 31,	March 31,
	2018	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$260,636	$301,902
Short-term bank deposits	106,399	109,285
Marketable securities	59,948	55,161
Trade receivables	48,431	34,517
Prepaid expenses and other current assets	6,349	9,800

Total current assets	481,763	510,665

LONG-TERM ASSETS:
Property and equipment, net	15,120	15,325
Intangible assets, net	14,732	13,144
Goodwill	82,400	82,400
Marketable securities	24,261	43,376
Other long-term assets	31,863	59,341
Deferred tax asset	23,481	24,618

Total long-term assets	191,857	238,204

TOTAL ASSETS	$673,620	$748,869

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,924	$4,893
Employees and payroll accruals	32,853	25,898
Accrued expenses and other current liabilities	13,271	17,798
Deferred revenues	92,375	104,506

Total current liabilities	143,423	153,095

LONG-TERM LIABILITIES:
Deferred revenues	57,159	66,565
Other long-term liabilities	6,268	27,113

Total long-term liabilities	63,427	93,678

TOTAL LIABILITIES	206,850	246,773

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	95	96
Additional paid-in capital	303,900	324,457
Accumulated other comprehensive income (loss)	(939)	152
Retained earnings	163,714	177,391

Total shareholders' equity	466,770	502,096

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$673,620	$748,869

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Three Months Ended
	March 31,
	2018	2019

Cash flows from operating activities:
Net income	$6,421	$13,677
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	2,194	2,778
Amortization of premium and accretion of discount on marketable securities, net	101	(10)
Share-based compensation	6,923	10,252
Deferred income taxes, net	(1,272)	(1,311)
Decrease in trade receivables	6,927	13,914
Increase in prepaid expenses and other current and long-term assets	(2,248)	(5,347)
Increase in trade payables	3,191	871
Increase in short-term and long-term deferred revenues	17,760	21,537
Decrease in employees and payroll accruals	(3,003)	(11,797)
Increase (decrease) in accrued expenses and other
current and long-term liabilities	(3,922)	1,294

Net cash provided by operating activities	33,072	45,858

Cash flows from investing activities:
Proceeds from (Investment in) short and long term deposits	9,254	(2,913)
Investment in marketable securities	(9,933)	(35,768)
Proceeds from maturities of marketable securities	7,423	21,651
Purchase of property and equipment	(2,502)	(2,297)
Payments for business acquisitions, net of cash acquired	(18,488)	-

Net cash used in investing activities	(14,246)	(19,327)

Cash flows from financing activities:
Proceeds from withholding tax related to employee stock plans	-	4,842
Proceeds from exercise of stock options	1,942	9,918

Net cash provided by financing activities	1,942	14,760

Increase in cash, cash equivalents and restricted cash	20,768	41,291

Cash, cash equivalents and restricted cash at the beginning of the period	$162,521	$261,883

Cash, cash equivalents and restricted cash at the end of the period	$183,289	$303,174

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended
	March 31,
	2018	2019

Gross profit	$60,495	$82,368
Plus:
Share-based compensation - Maintenance & professional services	655	957
Amortization of intangible assets - License	1,230	1,444

Non-GAAP gross profit	$62,380	$84,769

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended
	March 31,
	2018	2019

Operating income	$4,030	$13,627
Plus:
Share-based compensation	6,923	10,252
Amortization of intangible assets - Cost of revenues	1,230	1,444
Amortization of intangible assets - Sales and marketing	198	144
Acquisition related expenses	268	-

Non-GAAP operating income	$12,649	$25,467

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended
	March 31,
	2018	2019

Net income	$6,421	$13,677
Plus:
Share-based compensation	6,923	10,252
Amortization of intangible assets - Cost of revenues	1,230	1,444
Amortization of intangible assets - Sales and marketing	198	144
Acquisition related expenses	268	-
Taxes on income related to non-GAAP adjustments	(3,229)	(4,046)

Non-GAAP net income	$11,811	$21,471

Non-GAAP net income per share
Basic	$0.33	$0.58
Diluted	$0.32	$0.56

Weighted average number of shares
Basic	35,454,102	37,046,472
Diluted	36,464,230	38,440,461